Exhibit 17.1

January 21, 2008

Board of Directors

Aerosonic Corporation

1212 North Hercules Avenue

Clearwater, Florida 33765

Gentlemen:

Re:	Resignation

Effective January 21, 2008, I hereby resign as a director of Aerosonic Corporation and its subsidiaries. I also resign as a member of the Company’s audit committee, compensation committee and nominating/corporate governance committee. I have had no disagreement with the Company either as a director or as a member of any committee on any matter relating to the Company’s operations, policies or practices.

I am submitting this resignation in order to concentrate on other business obligations and interests.

Very truly yours,

/s/ Robert J. McGill

Robert J. McGill